January 10, 2011

Via facsimile (703) 813-6968 and EDGAR

Chambre Malone
Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington DC 20549

Re:
Sustainable Environmental Technologies Corporation
Current Report on Form 8-K/A
Filed November 22, 21010
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 22, 2010
From 10-K for the Fiscal Year Ended March 31, 2010
Filed July 14, 2010
Current Report on Form 8-K
Filed July 9, 2010
File No. 000-25488

Dear Ms. Malone:

This letter responds to your comment letter dated December 20, 2010 regarding the above referenced filings of Sustainable Environmental Technologies Corporation (the "Company" or “SETCORP”). To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letter, and the text of each of your comments precedes our response.

Form 8-K/A filed November 22, 2010

General

1.	Please amend your Form 8-K/A to address the following comments.

Please see our responses to the following comments.

Exhibit 99.2

Pro-Forma Condensed combined Balance Sheet, page F-2

2.	Please show the number of shares authorized, issued and outstanding on a historical and pro-forma basis on the face of the pro forma balance sheet.

The Company revised the pro forma balance sheet to disclose the number of shares authorized, issued and outstanding on a historical and pro-forma basis. Please see Amendment No. 2 to Form 8-K/A.

Pro-Forma Condensed Combined statement of Operations, page F-3

3.
Please revise your pro forma statements of operations to exclude discontinued operations. Only the portion of the statements of operations through "net income (loss) from continuing operations" should be used in preparing your pro forma results.

The Company has revised its pro-forma statements of operations to exclude discontinued operations. Please see pages F-6 and F-7 of Amendment No. 2 to Form 8-K/A.

Notes to Unaudited Pro Forma Combined Condensed Financial statements, page F-5

4.
Please enhance your disclosure to show precisely how you arrived at each adjustment amount in a note to the pro forma financial information.  This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

The Company has revised its pro-forma financial statements to provide additional discussion of significant assumptions and estimates used to arrive at the adjustments. Please see page F-6 and F-7 of Amendment No. 2 to Form 8-K/A.

5.
Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations.  Please also disclose separately by type of security the number of shares not included in dilutive EPS for antidilutive reasons.

The Company has revised its pro-forma financial information to reconcile the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both its basic and diluted earnings per share computations.  The Company has also disclosed separately by type of security the number of shares not included in dilutive EPS for antidilutive reasons. Please see page F-7 Amendment No. 2 to Form 8-K/A.

6.
Please expand your description of adjustment (3) to explain how it relates to the acquisition of Pro Water, LLC.  You state that common shares were issued in connection with the conversion of $770,000 in convertible notes payable.  Please disclose why the reduction to convertible notes payable is only for $388,541.  If there are multiple adjustments being made to this line item, please clearly disclose each component and how you arrived at each component amount.

The Company has revised its pro-forma financial information to provide for an expanded description of adjustment (3). Please see page F-6 of Amendment No. 2 to Form 8-K/A.

7.
Please help us better understand adjustment (5).  Specifically, please help us understand why these amounts do not agree to the amounts reported for the six months ended September 30, 2009 in your Form 10-Q for the period ended  September 30, 2009.  Please also disclose the financial statement period reflected in the SETCORP column.

The referenced amounts do not agree to the amounts reported for the six months ended September 30, 2009 in the Company’s Form 10-Q for the period ended September 30, 2009 as results related to discontinued operations were reclassified into discontinued operations for the Form 10-Q had been filed. The Company has revised its pro-forma financial information to provide for an expanded description of adjustment (5). Please see page F-6 of Amendment No. 2 to Form 8-K/A.

Form 10-Q for the Period Ended September 30, 2010
Item 1 - Financial Statements

Consolidated Statements of Operations, page F-2

8.	Please help us understand how you have calculated a net loss of $0.00 per share for the three and six months ended September 30, 2010.

The calculations represent the net loss divided by the weighted average shares outstanding. Actual calculations for the three and six months ended September 30, 2010 were $0.00257 and $0.00291, respectively. These amounts were rounded to the nearest hundredth which represents $0.00 in both cases.

Consolidated Statements of Operations, page F-3

9.	Please help us understand why the convertible note payable issued in connection with the acquisition of Pro Water, LLC would impact additional paid-in capital by $2 million.

The acquisition of Pro-Water LLC was accounted for as a reverse acquisition whereby Pro-Water LLC was the acquirer. In connection with the acquisition, the holder of Pro-Water LLC received a $2.0 million convertible note. Due to the reverse acquisition, the Company was required to provide the historical operations of Pro-Water LLC. Thus, the Company reflected the $2.0 million convertible note as a return of capital or deemed distribution. Total amounts contributed by the holder which were included in common stock and additional paid-in capital were $2,705,000. This amount consisted of contributions made directly to Pro-Water LLC of $1,880,000 and notes payable converted to common stock of $825,000. In addition, future filings will reflect expanded disclosure for the transaction.

Note 1 - Organization, History and Significant Accounting Policies and Procedures, page F-5

Organization and History, page F-5

10.
In July 2010, you issued 33 million shares of common stock for the acquisition of Pro Water, LLC.  Your Form 10-Q for the period ended June 30, 2010 indicates that you had 107 million shares of common stock outstanding at June 30, 2010.  Please provide us with a comprehensive explanation as to how you determined that Pro Water, LLC is the accounting acquirer.  Refer to ASC 805-10-55-10 through 15. Please correspondingly expand your disclosures in future filings to address how you made this determination.  Please show us in your supplemental response what the revisions will look like.

In order to provide a comprehensive explanation as to how Pro Water was determined the acquirer, in future filings the revisions will be as follows:

The acquisition of Pro Water was accounted for as a reverse acquisition in accordance with Accounting Standards Codification (“ASC”) 805 Business Combinations. The Company determined for accounting and reporting purposes that Pro Water is the acquirer because of the significant holdings and influence of the control group of Pro Water before and after the acquisition. As a result of the transaction the Pro Water control group owns in excess of 44% of issued and outstanding common stock of SETCORP on a diluted basis.  In addition, in connection with the acquisition certain members of management were required to sign voting agreements whereby the control group of Pro Water was allowed to determine how the votes held by these individuals would be cast. With these agreements in place, the control group of Pro Water controlled approximately 11% and 58% of the common stock of the Company on a diluted basis before and after the acquisition, respectively. The control group of Pro Water has the ability to elect or appoint or to remove a majority of the members of the governing body of the Company and significantly influences SETCORP’s management of the Company. The control group of Pro Water has significant influence on the organization as they have provided funding for operations of SETCORP prior to the acquisition in an attempt to settle debts prior to the reverse acquisition. In addition, the Pro Water control group currently has a $2.0 million note payable in which additional influence can be subjected. In addition, Pro Water is significantly larger than SETCORP in terms of assets and operations. Additionally, the future operations of Pro Water will be the Company intended primary operations and more indicative of the operations of the consolidated entity on a go forward basis.

Accordingly, the assets and liabilities of Pro Water are reported at historical costs and the historical results of Pro Water will be reflected in this and future SETCORP filings as a change in reporting entity.  The assets and liabilities of SETCORP will be reported at fair value on the date of acquisition, and results of operations will be reported from the date of acquisition.  The assets and liabilities of SETCORP were reported at their carrying values, which approximated fair value, and no goodwill will be  recorded. The results of SETCORP have been included in the accompanying consolidated financial statements from the Effective Date.

11.
On page F-5 of the pro forma financial information provided in your Form 8-K/A filed on November 22, 2010, you disclose that Pro Water, LLC is the acquirer because it remains under common control before and after the acquisition.  Please further clarify which other entity is under common control with Pro Water, LLC as well as how you made this determination.  For example, you should clarify if you and Pro Water, LLC were under common control before and after this transaction and provide us with a summary of the analysis you performed to make this determination.

Please see the response above, which details the percentage of the post close entity in which the control group of Pro Water, LLC controls.

Note 2 - Accounting Policies and Basis of Presentation, page F-5

General

12.
Please disclose in future filings the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the general and administrative expenses line item.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues one item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item such as general and administrative expenses.

Please show us in your supplemental response what the revisions will look like.

Please see below for items in which will be disclosed in future filings. In addition, the Company does not incur significant expenditures for inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network as the primary business is disposing water. Most of these costs are the customer’s responsibility.

Cost of Revenues
Costs of revenues include costs related to revenue recognized; such costs represent labor, depreciation and amortization, equipment rental, supplies, utilities, repair and maintenance.

General and Administrative Expenses
General and administrative expenses include management and administrative personnel costs; corporate office costs; accounting fees, legal expense, information systems expense, and product marketing and sales expense.

13.
Please disclose in future filings the line item(s) in which you include depreciation and amortization.  If you do not allocate a portion of your depreciation and amortization to cost of revenues, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of revenues title and removing the gross profit subtotal throughout the filing.

The Company allocates depreciation and amortization to cost of revenues and general and administrative expense. In future filings the Company will disclose the line item which it includes depreciation and amortization, see response to comment 12 above.

14.
14. Please disclose in future filings the method you are using to account for your investment in World Environmental Solutions Pty Ltd as well as the corresponding disclosures required based on the method you are using.  Refer to ASC 323 and ASC 325-20.  Please also provide the disclosures called for by ASC 325-20-50 for the cost investments you have recorded on your balance sheets at September 30, 2010.  Please show us in your supplemental response what the revisions will look like.

In future filings the Company will disclose the method it is using to account for the investment in World Environmental Solutions Pty Ltd as well as the corresponding disclosures required based on the method the Company is using. The revisions will be as follows:

The Company accounts for their investment in World Environmental Solutions Pty using the cost method due to the limited ownership and influence on the entity. Under the cost method, the investment was recorded at cost at the time of purchase. The Company does not adjust this investment unless the investment is considered impaired or there are liquidating dividends, both of which reduce the investment account. The aggregate carrying amount of our cost-method investment at December 31, 2010 was $XXX. The Company reviews the carrying value of this investment at each balance sheet date. During the three and nine months ended December 31, 2010, the Company has not recognized any losses related to our cost-method investment in World Environmental Solutions Pty. At December 31, 2010, the Company determined that the fair value of the World Environmental Solutions Pty investment exceeded its carrying value.

Fair Value of Financial Instruments, page F-6

15.
Please revise your disclosure in future filings to present the quantitative disclosures related to assets and liabilities that are measured at fair value using a tabular format.  Refer to FASB ASC 820-10-50-8.  Please show us in your supplemental response what the revisions will look like.

In future filings the Company will present the quantitative disclosures related to assets and liabilities that are measured at fair value using a tabular format. The revisions will be as follows:

The following table presents the Company’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis at September 30, 2010:

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	XXX	-	-	-
Total assets measured at fair value	XXX	-	-	-

Liabilities
Derivative instruments	-	XXX	-	XXX
Total liabilities measured at fair value	-	XXX	-	XXX

Goodwill, page F-7

16.
You disclose that impairment of goodwill is tested at the operating segment level; however, it is not clear what your segments are.  Please provide the disclosures required by FASB ASC 280-10-50-21 in future filings.  These should include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated.  Please show us in your supplemental response what the revisions will look like.

The Company has determined that the Pro Water operating segment should be independently presented as management reviews financial statements for this entity and makes decisions independently of the other entities included within the Company’s financial statements. In future filings the Company will disclose the disclosures required by FASB ASC 280-10-50-21. The revisions are expected to be as follows:

Note X – Segment Information

The Company reports information about operating segments, as well as disclosures about products and services and major customers. Operating segments are defined as revenue-producing components of the enterprise, which are generally used internally for evaluating segment performance. Management has determined that the water disposal operations of Pro Water and the operations of SETCORP should be disclosed separately as management reviews financial statements for this entity and makes decisions independently of the other entities included within the Company’s financial statements. All intercompany transactions between the reportable segments are eliminated upon consolidation of the Company. As of December 31, 2010, all revenues presented are generated by the Company’s Deep Injection Well, see revenue recognition policy for how revenues are recorded. The Company operates in one geographic area.

The Company evaluates the performance of its segments based on net income (loss) from continuing operations. Certain income and charges are not allocated to segments in the Company’s management reports because they are not considered in evaluating the segments’ operating performance. Unallocated charges to Pro Water include  general and administrative expenses that were deemed to be not directly related to the businesses of the segment. The following is a summary of information about profit or loss and assets required by ASC 280-10-50:

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Nine Months Ended December 31, 2010

Revenues
Pro-Water	XXX	XXX	XX
SETCORP	XXX	XXX	XXX
Total	XXX	XXX	XXX

Net income (loss) from continuing operations
Pro-Water	XXX	XXX	XXX
SETCORP	XXX	XXX	XXX
Total	XXX	XXX	XXX

Additions to long-lived assets
Pro-Water	XXX	XXX	XXX
SETCORP	XXX	XXX	XXX
Total	XXX	XXX	XXX

Depreciation and amortization
Pro-Water	XXX	XXX	XXX
SETCORP	XXX	XXX	XXX
Total	XXX	XXX	XXX

Interest Expense
Pro-Water	XXX	XXX	XXX
SETCORP	XXX	XXX	XXX
Total	XXX	XXX	XXX

Change in fair value of derivative liabilities
Pro-Water	XXX	XXX	XXX
SETCORP	XXX	XXX	XXX
Total	XXX	XXX	XXX

	December 31, 2010	March 31, 2010
Assets
Pro-Water	XXX	XXX
SETCORP	XXX	XXX
Total	XXX	XXX

Liabilities
Pro-Water	XXX	XXX
SETCORP	XXX	XXX
Total	XXX	XXX

During the nine months ended December 31, 2010, Pro Water had X customer that accounted for approximately XX% of its revenue and XX% of its accounts receivable. The loss of this customer would have a significant impact on the Company’s financial results.

17.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholder's equity (deficit), please provide the following disclosures separately for each of these reporting units in future filings:

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•
A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholder's equity (deficit). Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial reporting Policies for guidance.  Please show us in your supplemental response what the revisions will look like.

As discussed in comment 16, the Company has determined that it has two reporting segments. In future filings the Company will disclose the above with the pertaining accounting policies. The revisions are expected to be as follows:

Goodwill

All goodwill is associated with the Pro Water segment. At December 31, 2010, the Company has determined that the fair value of the Pro Water segment is substantially in excess of the carrying value.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized is permanent and may not be restored. At December 31, 2010, the Company has not recognized any impairment of long-lived assets.

Revenue Recognition, page F-7

18.
You generate revenues from your deep injection water disposal well.  Customers are charged on a per barrel rate for the water which you dispose.  You record revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured.  For your water disposal services, please disclose in future filings at what point you determine that all of the criteria have been met and revenue should be recorded.  For example, please clarify if revenue is recorded when the water is actually disposed.  Please show us in your supplemental response what the revisions will look like.

In future filings, the Company will disclose at what point it determines that all of the criteria above have been met and revenue should be recorded. The revisions will be as follows:

Revenue Recognition
The Company generates revenues from its deep injection water disposal well. Customers are charged on a per barrel rate for the water in which the Company disposes. Revenue is recorded when the water is disposed assuming all the revenue recognition criteria stated below are satisfied. In connection with the water disposal, the Company reclaims oil which is included within the water. Periodically, the Company sells this reclaimed oil to third parties. The Company records revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the prices for the services performed and the collectability of those amounts.  In addition, the Company extends credit to customers in which have shown the ability to pay for the services. At times the Company extends credit to new customers; however, such is not done until the Company is satisfied through references, evidence of financial soundness, etc. Provisions for allowances are performed periodically and estimates for uncollectable amounts are recorded as necessary based on management’s estimates.

Note 4 - Acquisitions, page F-8

19.
Please tell us how you determined that the acquisition of the Deep Injection Well constituted the acquisition of a business rather than the acquisition of assets.  Refer to ASC 805-10-25-1 and ASC 805-10-55-4 through 9.

The Company determined that the acquisition of the Deep Injection Well constituted the acquisition of a business rather than the acquisition of assets under ASC 805 based on the presence of an integrated set of activities and assets. At the time of acquisition, the Deep Injection Well had a system of inputs (customers) and processes (employees and procedures) that gave it the ability to produce outputs (cash flow to members).

20.
Please disclose in future filings the amounts of revenue and earnings of DIW since the acquisition date of October 1, 2009 that are included in your statements of operations.  Refer to FASB ASC 805-10-50-2(h)(1). Please show us in your supplemental response what the revisions will look like.

In future filings, the Company will disclose the amounts of revenue and earnings of DIW in accordance with ASC 805-10-50-2(h). The revisions will be as follows:

The following unaudited pro forma results of operations were prepared as if the acquisition had taken place at the beginning of the respective period for the three months ended December 31, 2010 and 2009, and the nine months ended December 31, 2010 are as follows:

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Nine Months Ended December 31, 2010
Revenue	XXX	XXX	XXX
Gross profit (loss)	XXX	XXX	XXX

Comparable financial information is not available for the nine months ended December 31, 2009 due to commencement of operations on October 1, 2009.

21.
Please revise your disclosure in future filings to disclose the results of operations on a pro forma basis in accordance with FASB ASC 805-10-50-2(h)(2) and (3).  Please show us in your supplemental response what the revisions will look like.

In future filings, the Company will disclose the results of operations on a pro forma basis in accordance with FASB ASC 805-10-50-2(h)(2) and (3). The revisions are included in the response to comment #20 above.

22.
Please disclose in future filings a qualitative description of the factors that make up the $66,000 of goodwill expected to be recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Please show us in your supplemental response what the revisions will look like.

In future filings, the Company will disclose a qualitative description of the factors that make up goodwill as follows:

Goodwill represents expected synergies from the merger of operations. These synergies include a full management team and a formalized corporate organizational structure to expand the operations.  In addition, there were limited intangible assets in which did not qualify for separate recognition, such as an established workforce, but the effects on the financial statements are immaterial.

Note 8 - Notes Payable, page F-10

23.
Please provide disclosures in future filings regarding the terms and accounting of the $2 million of convertible notes issued as part of the acquisition of Pro Water, LLC, including what consideration you gave as to whether there was a beneficial conversion feature.  Please show us in your supplemental response what the revisions will look like.

Please note that the significant terms of the $2.0 note were disclosed within Note 1 of the September 30, 2010 10-Q. However, in future filings we will ensure to include the disclosures within the notes payable section of the footnotes. The Company subsequently noted a beneficial conversion feature should have been recorded upon changing the terms of the convertible note on July 12, 2010. Our initial calculation of whether a beneficial conversion feature was present was based on the overall effective conversion price of the convertible note. However, after additional analysis we deemed that each conversion rate should be reviewed independently as that would be most beneficial to the holder of the convertible note. Thus, we determined $400,000 of the note convertible at $0.025 per share contained a beneficial conversion feature valued at $400,000, reducing the carrying value of the note to zero on the date of issuance.  The net impact on the September 30, 2010, includes the understatement of current liabilities of approximately $300,000 and understatement of interest expense for the three and six months ended September 30, 2010 of approximately $100,000 due to the approximate amortization of the discount caused on the convertible not by the beneficial conversion feature.

The Company reviewed both the qualitative and quantitative effects of the impact of the beneficial conversion feature on the previously filed 10-Q and determined that the effects of recording the transaction were immaterial. This determination was based on the following facts:

•	At September 30, 2010, current liabilities reported were in excess of $4.5 million.
•
The Company reported significant interest expense and net loss for the periods ended September 30, 2010.  The adjustment as a percentage of the amounts reported represented 24% of interest expense for the three and six months ended September 30, 2010, and 20% and 30% for the three and six months ended September 30, 2010, respectively. The Company determined that the entry had a non-cash impact on the financial statements and did not change these line items whereby it might impact the judgment of the reader. In addition, the entry does not have an impact on the results of operations.

•	The adjustment would not have an impact on the basic and diluted loss per share of $0.00 previously reported for the periods ended September 30, 2010.
•
There is no impact on the statement of cash flows for the six months ended September 30, 2010 as the amortization beneficial conversion feature is added back to the increase in net loss in determining cash flows used in operations.

•	Based on review of preliminary information for the periods ended December 31, 2010, the additional interest expense will not have a significant impact for some of the same reasons discussed above.

In future filings, the revisions are expected to be as follows:

Convertible Note Payable to Metropolitan Real Estate LLC

As discussed in Note 1, on July 7, 2010, the Company entered into an agreement to acquire Pro Water. In connection with the acquisition, the member of Pro Water received a $2.0 million secured convertible promissory note payable over the period of one year from the closing date, incurring interest at 5% annually and a conversion feature at the option of the holder into shares of the Company’s common stock at a price of $0.10 per share.  The note is secured by all the assets of Pro Water.  No beneficial conversion feature was recorded in connection with the note as the conversion price represented the closing price of the Company’s common stock on the date of the agreement.

On July 12, 2010, the terms of the acquisition were amended whereby the conversion rate of the $2,000,000 related secured convertible promissory note, which previously all converted at $0.10 at the option of the holder, such amended to so that $1,600,000 of the note may be converted at $0.20 per share and $400,000 may be converted at $0.025 per share.  The convertible note is due based on the following: $100,000 paid on or before September 30, 2010, $200,000 paid on or before December 31, 2010, $200,000 paid on or before March 31, 2011 and the remaining amount of $1,500,000 with unpaid interest on or before June 30, 2011. The $100,000 payment due in September 2010 was paid in October 2010.  On July 12, 2010, since the conversion price of $0.025 related to $400,000 was significantly less than the fair value of the Company’s common stock per the closing market price, a beneficial conversion feature was present. The Company valued the beneficial conversion feature as of the date of the amended agreement in the amount of $696,000, and recorded the maximum discount allowed of $400,000 against the note. The discount is being amortized over the term of the note using the effective interest method. The amortization of the discount was approximately $100,000 and $200,000 during the three and nine months ended December 31, 2010, respectively. As of December 31, 2010, the unamortized discount is approximately $200,000.

Note 11 - Commitments and Contingencies, page F-13

24.
If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose in future filings the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by FASB ASC 450-20-50-3 and 450-20-50-4.  Please show us in your supplemental response what the revisions will look like.

Please note that subsequent to the June 30, 2010 quarter end, the mediation was finalized and a settlement was reached. At the time of the June 30, 2010 quarterly filing the Company, based on mediation, did not expect the liability to exceed the amounts previously recorded. The Company expects the disclosure in future filings, to be as follows. Note accounting impact of settlement has yet to be determined and thus is not currently disclosed below but is expected to be included within the next filing.

Yates Petroleum Corporation (“YPC”) was named as a co-defendant in connection with a lawsuit filed by a vendor, of the company . In connection with this suit, YPC filed a cross-claim against the company . YPC claims that the company  violated the contract and has damaged YPC. Specific liabilities mentioned relate to the non-payment of credits and reimbursed expenditures totaling $236,306. The cross-claim requested that the court order the company  to provide a plan for the removal of the water treatment system and reimburse YPC for legal fees in connection with the lawsuit filed against them. YPC moved to receive a summary judgment, in August 2010 the motion was denied and was assigned to mediation. Subsequent to September 30, 2010, the terms of the mediation were finalized whereby the Company will pay YPC $184,198 in 24 monthly payments of approximately $8,000 each. The Company also agreed to pay for the cost of removing the effluent pond and the remediation of the ground to its original state for an estimated cost of $75,000 of which $200,000 had been previous recorded as an asset retirement obligation included within discontinued operations. The Company also surrendered the building and equipment with a carrying cost of approximately $30,000 recorded in discontinued operations to Yates for a total release in liability from further responsibilities.

25.
You state that you have only accrued items discussed in this paragraph.  Please confirm that there are no additional matters which should also be disclosed pursuant to ASC 450-20-50-3.  For example, you should also provide disclosures related to contingencies for which there is a reasonable possibility that a loss or an additional loss may have been incurred and an accrual is not made because the conditions in ASC 450-20-25-2 are not met.

The Company confirms that there are no additional matters which should be disclosed pursuant to ASC 450-20-50-3.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Results of Operations for the Three and Six-Month Periods Ended September 30, 2010 and 2009, page 4

26.
Please revise your disclosure in future filings to describe the significant components of each revenue and expense line item that, in your judgment, should be described in order to understand your results of operations.  Please also ensure that you comply with the requirements set forth in Item 303 of Regulation S-K.  Please show us in your supplemental response what the revisions look like.

In future filings, the Company will describe the significant components of each revenue and expense line item that, in our judgment, should be described in order to understand its results of operations. The revisions will be as follows:

Results of Operations for the Three and Six-Month Periods Ended December 31, 2010 and 2009 and Nine Month Period Ended December 31, 2010

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Nine Months Ended December 31, 2010

Combined Statement of Operations Data:
Revenue	XXX	XXX	XXX
Cost of revenue	XXX	XXX	XXX
Operating expenses	XXX	XXX	XXX
Operating income (loss)	XXX	XXX	XXX
Other income (expense)	XXX	XXX	XXX
Income (loss) from continuing operations	XXX	XXX	XXX
Net income (loss)	XXX	XXX	XXX
Net income (loss) per weighted average common share	XXX	XXX	XXX

Revenues increased XXX or X%, for the three months ended December 31, 2010 compared to the corresponding period of the prior year. This increase resulted from a X% increase in revenue from its major customer that accounted for X% of revenue compared to X% for the corresponding prior period. [Specifics will be included such as increases in prices, volumes, etc.]

Cost of revenue increased XXX or X%, for the three months ended December 31, 2010 compared to the corresponding period of the prior year. As a percentage of revenues, cost of revenue was X% compared to X% in the prior year period. Principal factors contributing to the increase in cost of revenue included increases in costs related to revenue recognized, such costs represent labor, depreciation and amortization, equipment rental, supplies, utilities, repair and maintenance. [The specifics of these costs will be included.]

Total operating expenses increased XXX or X% for the three months ended December 31, 2010 compared to the corresponding period of the prior year due to increased operations since the acquisition. Operating expenses include management and administrative personnel costs (including non-cash stock-based compensation), corporate office costs, accounting fees, depreciation and amortization, legal expense, information systems expense, and product marketing and sales expense. [The specifics of these costs will be included.]

Total other income and expense increased XXX or X% for the three months ended December 31, 2010 compared to the corresponding prior period. Operating expenses include management and administrative personnel costs (including non-cash stock-based compensation), corporate office costs, accounting fees, depreciation and amortization, legal expense, information systems expense, and product marketing and sales expense. [The specifics of these costs will be included.]

27.
You disclose in the Income Statement Data section that you had loss from operations of $499,357 and $332,405 for the three and six months ended September 30, 2010.  Based on your statements of operations, it appears that you actually had operating income of $21,731 and $189,347 for the three and six months ended September 30, 2010.  Please revise in future filings.

In future filings, the Company will revise such disclosures to ensure the amounts tie to statements of operations and other financial data.

Liquidity and Capital resources, page 5

28.
You disclose that you incurred an operating loss from continuing operations before income taxes of $332,405 during the quarter ended September 30, 2010.  Based on your statement of operations, it appears that this amount is actually your net loss from continuing operations for the six months ended September 30, 2010.  Please revise in future filings.

In future filings, the Company will revise such disclosures to ensure the amounts tie to statements of operations and other financial data.

Exhibit 31.2

29.	We note that paragraph one refers to the annual report on Form 10-Q. In future filings, please refer to the quarterly report on Form 10-Q in officer certifications for your quarterly filings.

In future filings, the Company will refer to the quarterly report on Form 10-Q in officer certifications for its quarterly filings.

Form 10-K for the Year Ended March 31, 2010

Item 10.  Directors, Executive Officers, and Corporate Governance, page 11

Board of Directors, page 11

30.
In future filings, please specifically identify both the companies and the positions held with each company for each director or officer.  Please also list the companies with which Bob Glaser has been employed and the positions held with each of the companies during the last five years.  See Item 401 (e)(1) of Regulation S-K.

In future filings, the Company will specifically identify both the companies and the positions held with each company for each director or officer. The Company will also list the companies with which Bob Glaser has been employed and the positions held with each of the companies during the last five years.

Item 12. Security Ownership of Certain Beneficial Owners...page 15

31.	In future filings, for each entity, please identify the full name of the natural person having sole voting and dispositive power with respect to the shares of common stock listed in the table.

In future filings, for each entity, the Company will identify the full name of the natural person having sole voting and dispositive power with respect to the shares of common stock listed in the table.

Form 8-K filed July 9, 2010

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

32.	Please revise your Form 8-K to provide all information that would be required if you filed a Form 10 registration statement. Refer to Item 2.01 (f) of Regulation S-K.

According to Item 2.01(f) of Form 8-K, a company that is a shell company immediately before the transaction, then such company shall provide the information that would be required in a Form 10 registration statement. We did not include such information due to the fact that we were not a shell company immediately prior to the transaction.

Rule 12b-2 of the Securities Exchange Act of 1934 defines a "shell company" as a registrant, other than an asset-backed issuer, that has no or nominal operations, and either:
▪	no or nominal assets;
▪	assets consisting solely of cash and cash equivalents; or
▪	assets consisting of any amount of cash and cash equivalents and nominal other assets.”

SET Corp. has been an operational company since 2004, at which time it emerged from a bankruptcy and commenced on a course of business that has always included water treatment and related clean water generation technologies. Our acquisition of ProWater LLC on July 7, 2010 is just another phase in this ongoing business.

SET Corp. has not been a shell company since 2004, and was not a shell company immediately prior to the ProWater LLC acquisition, for the following reasons:

1.
The Company has continued to be fully operational as opposed to the definition of a shell company which has no or nominal operations. Below is a timeline of operations leading up to the ProWater LLC acquisition:

•
Already in the business of marketing and selling, clean water from air generation machines, with licensed technology from Munters Corporation and other partnerships since 2004, as well as pursuing an energy drink line that utilized the clean water from such machines since 2006. In 2007 the Company purchased a proprietary wastewater treatment technology that is specific to water reclamation in the coal-bed natural gas mining industry from Catalyx Fluid Solutions, Inc. (“DynIX Technology”).

•	Utilizing the DynIX Technology, we built and operated a $4,000,000 wastewater treatment plant in Gillette, Wyoming under a contract with Yates Petroleum.

•
We operated the plant until August 2009 at which point the drop in natural gas prices made the plant unprofitable to run according to the terms of this contract and many natural gas producers began capping their wells.

•	We continued to attempt to re-negotiate this contract in order to re-commence operations of the plant while we simultaneously attempted to relocate or sell the plant.

•
During 2008 and 2009, we had active discussions and term sheets with other natural gas producers to build and operate wastewater plants but such projects were put on hold during the natural gas price drop.

•
While still believing our DynIX Technology would be our most profitable business line we continued to pursue orders for it in the United States and Australia. In order to hedge against the non-return of natural gas prices, in October 2009 we began due diligence on different technologies in the wastewater business. We began due diligence into purchasing a wastewater injection well in Duchesne, Utah.

•	Due to our lack of available funds, Horst Geicke, bought the wastewater injection well, and invested money to upgrade it and bring it to a fully operational state.

•	On July 7, 2010, we then acquired from Mr. Geicke the company that owned the wastewater injection well for shares of common stock and a convertible promissory note.

The period between the shut down of our wastewater treatment plant in Wyoming and the acquisition of our wastewater injection well was only 10 months. During this period we continued to operate our business. The following are examples:

•	We continued to work on debt reduction and acquisitions to ensure the future of the company.

•	We wrote and began the filing process for new patent related to our currently owned patent for the DynIX technology.

•	Marketing for sales of DynIX technology continued in Australia where natural gas wastewater solutions, from CSG as they call it, is coming into high demand.

•	A distribution agreement was signed in January 2010 with World Environmental Solutions of Australia to become the exclusive distributor of DynIX.

•
Currently we have many quotes in with large customers for large wastewater cleaning facilities. These types of plants are so large that the bidding process alone can take up to a year and the complete project 2-3 years to build.

•
In April of 2010 we entered into a Memorandum of Understanding to acquire the patents for a new technology called Multigen, which creates water from air with a byproduct of cold air and also creates electricity at ½ of the going grid cost.  In August 2010, we acquired this technology and entered into a Technology Purchase Agreement for Multigen.

•
In November 2009 discussions were started for the acquisition of a new water filtration technology with L.A. Capital LLC. This is in the final stages now and we hope to close this deal by the first quarter of 2011.

2.	Prior to the acquisition of ProWater LLC, we had non-cash assets.

•	We continued to own the wastewater treatment plant in Gillette, Wyoming. Because of its non-operational status it had been reduced in value for accounting purposes.

•	We own the patents on the DynIX technology and we are in the process of filing a new related patent.

3.
Prior to the acquisition of ProWater LLC, due to our ongoing operations of SET Corp., we had our full employee roster intact and we continued to utilize consultants as needed. Unlike typical shell company reverse mergers, our management of SET Corp. did not change significantly due to the acquisition of ProWater LLC.

Summary

While we experienced a lull in revenues for 10 months due to a severe downturn in the natural gas market we never ceased operations and we were never a shell company as defined by Rule 12b-2. When we first contracted with Yates Petroleum to build our first wastewater plant, the price of natural gas was $10.00mmcf, and when we shut it down it was $3.00mmcf.  At that time, our management decided to continue to find ways to sell our DynIX technology while acquiring related wastewater technologies, including Pro-Water LLC. We have never ceased doing business and the financials today reflect that we struggled but succeeded even during the worst economic down turn since the great depression. Running a business, making course corrections, negotiating deals, and paying down debt during difficult times does not classify us as a “shell company”.

Item 3.02 Unregistered Sales of Equity Securities, page 2

33.
We note your disclosures in (b) and (c) regarding the issuance of shares of common stock to Horst Franz Geicke. If the stock issuances resulted in a change of control of your company, please revise your Form 8-K to provide all of the disclosure required by Item 5.01 of Form 8-K.

The disclosure required by Item 5.01 has been included in our Amendment No. 2 to Form 8-K/A.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cynthia Glaser
Cynthia Glaser
Principal Accounting Officer